6 August 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Sungame Corporation
                Form 10-K for the fiscal year ended 31 December 2012
                Filed March 29, 2013
                File № 333-158946

Ms. Woo:

We have received your correspondence dated 25 July 2013. Our responses are as follows:

1.
General.  It appears that you have not filed a registration statement under the Securities Exchange Act and that your reporting obligations became automatically suspended under Section 15(d) of the Securities Exchange Act. Please confirm that you are a voluntary filer and ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and that you have not been subject to such filing requirements for the past 90 days. Further, please include disclosure that alerts investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

     Sungame is currently in the process of formulating a F10 registration statement, which we believe will put this issue to rest. We believe the registration statement will be filed by the end of the month. If not filed by the end of the month, we will file a form 8A.

     Until such a time as the Company has filed a registration statement we will place a disclosure stating that that Company is a voluntary filer.

2.
Cover Page.  We note that the cover pages for both your Form 10-K for the fiscal year ended December 31, 2012 and your Form 10-Q for the quarter ended March 31, 2013 states the aggregate market value of the company based on all shares of common stock outstanding. Please ensure that the cover pages of your periodic reports state only the market value of the voting and non-voting common equity held only by non-affiliates, as required by Form 10-K and by Form 10-Q.

●	The Company will make the appropriate modifications on the periodic reports henceforth.

3.
Market For Registrant’s Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities, page 13. Please provide the high and low sales prices for your equity securities, as required by Item 201(a)(1)(ii) of Regulation S-K, and confirm that you will include this disclosure in future filings.

●	The Company will make the appropriate modifications on the periodic reports henceforth.

4.
Executive Compensation, page 37.   Please provide us with a description of any employment agreements with your executive officers. In this regard, we note that the Plan of Merger agreement dated April 15, 2011 between Sungame Corp. and Freevi Corp. provided for a three-year employment agreement with Guy Robert for an annual salary of $120,000. See Item 402(o)(1) of Regulation S-K. Additionally, ensure that the summary compensation table in future filings provides a total for all compensation paid to each executive officer.

●
The Company will make the appropriate modifications on the periodic reports henceforth. Moreover, we attach hereto a copy of Mr. Roberts employment agreement, and will in addition exhibit said agreement onto the next quarterly filing.

5.
Certain Relationships And Related Transactions, And Director Independence, page 40.  Please provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence and Item 407(e) of Regulation S-K regarding your audit committee financial expert. Confirm that you will include this disclosure in future filings.

●
OTCBB does not have any listing requirements, such as director independence and/or audit committee with requisite financial expert, other than current filings1. Sungame is in compliance with the current reporting requirements, and currently has no other affirmative obligation for corporate governance. In the spirit of full disclosure, Sungame does not currently have independent Directors, an independent audit committee with financial expert, or an independent compensation committee. At this time, Sungame simply does not have enough Directors to have separate committees with meaningfully separate identities. Sungame’s current Directors handle all matters. In the spirit of full disclosure, Sungame will make voluntary disclosures of the same, in sum and substance.

6.
Please provide us with a description of your related party transactions since the beginning of the company’s last fiscal year as required by Item 404 of Regulation S-K and confirm that you will include this disclosure in future filings. We note that you have not disclosed in this section that funds were advanced to the company by Chandran Holding Media, Inc. and Adversor, Inc. in 2011 and 2012 as you do on page 33.

●
Sungame is a smaller reporting company and is obligated under curtailed disclosure requirements pursuant to §229.404 (d). However, Sungame discloses Related Party transactions. Sungame will undertake further review of this obligation to ensure Sungame is meeting best practices and is fully and fairly disclosing pursuant to this obligation. Furthermore, Chandran Media Holding, Inc. licensed certain technologies to Sungame, pursuant to the merger with Freevi, filings beginning on 9 November 2010 with the requisite 8K. Adversor, Inc. is a related corporation as Mr. Roberts is sole owner of Adversor, Inc. Sungame undertakes that it will commence a review of these situations and provide accurate reporting henceforth, and Sungame will further do a cold review of prior transaction with these two entities and make additional disclosures, if warranted.

7.
Exhibits, page 41.  Please ensure that all exhibits required by Item 601 of Regulation S-K have been properly listed and filed or incorporated by reference into your filing. For example, we note that you have not included the Plan of Merger filed originally as Exhibit 2 to your Form 8-K filed April 15, 2011. We refer you to the Exhibit Table in Item 601(a) of Regulation S-K and to Item 601(b) of Regulation S-K for further guidance.

_________________
1 http://www.otcbb.com/issuerinformation/issuerinfo.stm 2nd ¶

●	The Company will make the appropriate modifications/additions on the periodic reports henceforth.

8.
Signatures.   Your Form 10-K has not been signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions that must sign on behalf of the registrant must indicate each capacity in which they sign. See Instruction D (2) to Form 10-K. Please advise.

●
The Company will make the appropriate modifications/additions on the periodic reports henceforth.  As an explanatory note, Sungame’s Officers and Directors have had a shared responsibility for operating Sungame and moving Sungame forward. As such, very few strict lines of responsibility have been drawn. Moving forward, as of the date of this correspondence, Sungame will institute more stratified areas of responsibility and delineate corresponding signatures.

6 August 2013

Sungame Corp.

/s/    Neil Chandran
By:  Neil Chandran, CEO